Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Anonomatic, Inc.
325 Sharon Park Drive, Suite 439
Menlo Park, CA 94025
http://anonomatic.com/

Up to $1,069,999.26 in Common Stock at $1.13
Minimum Target Amount: $9,999.37

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Anonomatic, Inc.
Address: 325 Sharon Park Drive, Suite 439, Menlo Park, CA 94025
State of Incorporation: CA
Date Incorporated: March 22, 2019

Terms:

Equity

Offering Minimum: $9,999.37 | 8,849 shares of Common Stock
Offering Maximum: $1,069,999.26 | 946,902 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.13
Minimum Investment Amount (per investor): $339.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Investment Incentives and Bonuses</u>*

<u>Time-Based</u>

Friends and Family

Invest within the first 72 hours and receive 15% bonus shares.

Early Bird

Invest within the first week and receive 5% bonus shares.

Amount-Based

$2,000+ | Tier 1

Invest $2,000 and receive 2% bonus shares.

$5,000+ | Tier 2

Invest $5,000 and receive 4% bonus shares.

$10,000+ | Tier 3

Invest $10,000 and receive 6% bonus shares.

$25,000+ | Tier 4

Invest $25,000 and receive 8% bonus shares.

$50,000+ |Chairman's Club

Invest $50,000, receive 10% bonus shares, and be invited to semi-annual shareholders' call.

**All perks occur when the offering is completed.*

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for, with the exception of "audience-based" bonuses.

If a company offers an "audience-based" bonus, this bonus only will stack with any other bonus you are eligible for. An "audience-based" bonus is a bonus that is available to a qualified group of investors based on campaign-specific criteria - such as previous investors, existing customers, or Testing-the-Waters (TTW) reservation holders. An issuer can only offer a single audience-based bonus.

The 10% StartEngine Owners' Bonus

Anonomatic will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.13 / share, you will receive 110 Common Stock, meaning you'll own 110 shares for $113. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Anonomatic Inc. ("Anonomatic" or the "Company") is a corporation organized under the laws of the state of California that builds and markets data privacy-related computer software called PII Vault.

The Company's business model consists of selling PII Vault services and capabilities via a subscription model. Our sales are focused on organizations that need to collect, retain, work with, share, sell or buy data which includes direct personal identifiers of real people.

PII Vault is sold globally, where not restricted, either directly from our website (anonomatic.com) as well as through partner organizations who resell our product either under Anonomatic's brand or rebranded under their own (future).

The Company believes PII Vault addresses a very real need in a market which while still in its infancy, has very large market growth potential.

Anonomatic has proven its solution can work in large and regulated industries by having our technology power a system known as the Data Xchange at the Los Angeles Trust for Children's Health. Within the Data Xchange, detailed academic data from Los Angeles Unified School District is anonymized and linked, at the individual level, with data, also anonymized, from multiple healthcare providers. This marque client proves our product not only works but also performs at scale. Additionally, we have been successful in establishing partnerships with key industry organizations such as Domo, Teradata, Microsoft and Radiant Digital.

The Company's Intellectual Property ("IP"): The Company has applied for multiple US Patents and Trademarks to Anonomatic, Inc., filed with the USPTO from April 2020 to the present. In addition to this, Anonomatic has other IP that it has applied for or received trademarks: PII as a Service, Anonymity as a Service, and PII Vault.

Anonomatic was initially organized as Taveren, Inc., a California corporation on March 22, 2019, and was renamed to Anonomatic, Inc., a California corporation, on November 19, 2020.

Competitors and Industry

<u>INDUSTRY</u>

The Data Privacy Industry is currently estimated at approximately $26B in the United States alone. It is experiencing substantial growth and is predicted to reach $181B globally in revenue by 2026

COMPETITORS

The Company has several major competitors in the Data Privacy market. Some of the top competitors in our industry include Big ID, Privitar, Gretel.ai, Tonic.ai, and Skyflow. Big ID is the largest of these privately held companies. Big ID and Privitar offer data privacy platform solutions focused on discovering, collecting, and restricting access to data. Gretel, Tonic, and Skyflow offer a similar API-based approach to Anonomatic, but their solutions appear to focus more on using legacy privacy technologies like differential privacy and tokenization. Another technology which we are starting to see is homomorphic encryption which may or may not scale to our level of performance. Furthermore, some of these companies have focused on synthetic data.

These competitors and the amounts they have raised (source crunchbase.com) are:

1. Gretel.ai: $67.7M - Recent Series B: $50M

2. Skyflow: $70M - Recent Series B: $45M

3. Tonic.ai: $45M - Recent Series B: $35M

4. Privitar: $150M - Total raised

5. Big Id: $246M - Total raised - considered a unicorn

Despite the present competitive landscape, we believe the Company stands out in the data privacy industry because Anonomatic invented Poly Anonymization (patent pending) with the advantage of not having to inject noise and false records into the data to protect privacy. Anonomatic's technology enables anonymized data to be used as if it were fully identified as well as the ability to anonymize data at its source so sensitive data never gets shared. Additionally, Anonomatic can merge and match anonymous data from multiple, disparate sources. Anonomatic can also use PII Vault to convert production data into test data without risk or exposure of sensitive data in contrast to the companies focused on synthetic data.

Sources: www.bigid.com, www.gretel.ai, www.privitar.com, www.tonic.ai, www.skyflow.com www.crunchbase.com

Current Stage and Roadmap

CURRENT STAGE

The Company’s products are currently on the market and are generating sales.

ROAD MAP

As a software product, the features, capabilities, and solutions will be expanding for the foreseeable future. Specific capabilities will be dictated by market conditions and customer demand.

The Team

Officers and Directors

Name: Matthew Fleck

Matthew Fleck's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer (CEO)
  Dates of Service: March 22, 2019 - Present
  Responsibilities: Head of strategy, product, development and overall responsibility. Salary: $144k and retains a 72.87% interest in the company.

Other business experience in the past three years:

- **Employer:** Matthew Fleck Consulting
  Title: President
  Dates of Service: February 01, 2017 - March 22, 2019
  Responsibilities: Matthew Fleck Consulting was an independent consulting company and the predecessor to Taveren Inc. During this time Matthew Fleck provided system design, development and other consulting services. On 3/22/2019 Matthew Fleck Consulting ceased operations and the work was continued by Taveren, Inc.

Name: Neil Heller

Neil Heller's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operating Officer (COO)
  Dates of Service: January 01, 2021 - Present
  Responsibilities: Sales, Marketing, and customer experience. Salary: $144k and currently retains a 24.29% interest in the company.

Other business experience in the past three years:

- **Employer:** Cisco Systems
  Title: Business Development Manager
  Dates of Service: March 09, 2015 - July 27, 2020

Responsibilities: Subject matter expert for manufacturing and the internet of things.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock (Class B Shares) should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock (Class B Shares) purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created

for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by a company with interest in the data privacy space. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Common Stock (Class B Shares) in the amount of up to 1.07M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for the protection of private data. Our revenues are therefore dependent upon the market for private data protection.

Developing new products and technologies entails significant risks and uncertainties
We currently have a feature-complete product available for commercial purchase today. Additionally, market conditions may drive us to create new and additional products. Delays or cost overruns in the development of future products and failure of the products to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we may fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worthless, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Anonomatic, Inc was formed on 03/22/2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of

competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Anonomatic, Inc has incurred a net loss since 2020 and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that PII Vault is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns pending patents, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Anonomatic, Inc or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Anonomatic, Inc could harm our reputation and materially negatively impact our financial condition and business.

Early and Developing Market

Anonomatic, Inc's product and services are part of the emerging data privacy marketplace. While the total addressable market leads us to believe our sales and growth will be strong, the pace of customer adoption or lack of customer adoption puts us at risk to achieving our goals and objectives and may create strong headwinds.

Regulatory Uncertainty
Our business is impacted by Domestic & international privacy laws & regulations. These include and are not limited to GDPR, CCPA, HIPAA, and others. Future changes to known and unknown laws & regulations may affect our business' ability to continue to operate.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.
Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Matthew Fleck	22,500,000	Common Stock	72.87
Neil Heller	7,500,000	Common Stock	24.29

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 946,902 of Common Stock.

Common Stock

The amount of security authorized is 50,000,000 with a total of 30,875,000 outstanding.

Voting Rights

One Vote Per Share

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $350,000.00
  Number of Securities Sold: 1,037,500
  Use of proceeds: R&D and Growth
  Date: October 15, 2020
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue

Revenue for fiscal year 2020 was $199,147, about flat compared to fiscal year 2019 revenue of $177,526. Most of the revenue from both years was earned from custom software development and consulting services.

As a result of the global pandemic, company focus was changed, in early 2020, from custom software development to the development of general market software. As such, we believe prior revenue is not a valid measurement of future potential.

Cost of sales

There was no cost of sales in either 2019 or 2020. Looking forward we believe COGS will remain very low. Costs will be incurred for deployment and customer support. At this point, these costs cannot be effectively estimated as they are based on the number of customers and the deployment of our software within their specific environments. However, we believe they will be a relatively small portion of sales.

There will also be potentially significant costs incurred in direct sales efforts and partner acquisition and support. We believe these costs will be high, especially in relation to sales, until a significant scale has been reached.

Gross margins

Gross margins for 2019 and 2020 were essentially 100% but due to the change in our focus, that margin will not be reproduced moving forward.

For 2021 and looking forward we believe, once scale has been reached, gross margins to be high due to the nature of our software and how it will be deployed within customer environments. While our product is classified as Software as a Service it is not hosted by the Company and the Company will not incur any variation in costs based on the volume of usage of any specific customers. Each customer will bear the costs of operating the product within their own infrastructure.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses. The largest two areas of expenses looking forward are expected to be software development and sales. Employee benefits, while currently low, are also expected to rise significantly as the number of staff increases.

Historical results and cash flows:

The Company is currently in the early adopter stage and revenue-generating. This is a phase in the sales lifecycle of new technology, popularized in the book Crossing the Chasm by Geoffrey A. Moore, where a relatively small portion of the potential customers will try new technology.

We are of the opinion the historical cash flows are not indicative of the revenue and cash flows expected for the future because prior revenue was generated while developing our core technology. In Q2 2020 our focus was changed from creating custom software to taking the intellectual property (IP) we developed during that time and developing a commercial product from that IP.

Our business model is completely different from our historical business model. Past cash was primarily generated through custom software development and consulting. Our goal is to generate all our future revenue from subscription sales of our Software as a Service product(s). As such historical performance should not be used to evaluate future potential.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 2021, the Company has capital resources available in the form of a line of credit for $60,000 from Wells Fargo Bank, and $130,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds are required to support continued operations, research & development, sales & marketing, administration as well as other costs to operate our business.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 90% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 12 months. This is based on a current monthly burn rate of $50k for expenses related to salaries and operating expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 24 months. This is based on a current monthly burn rate of $100k for expenses related to salaries and operating expenses.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including from traditional venture capital investors. In general the Company has not found that such sources are a good fit but that could change with the right investor or group of investors.

Additional sources of capital could also include additional rounds of crowd-sourced funding and/or investments made from partners or customers of the Company.

Indebtedness

- **Creditor:** Small Business Association
  Amount Owed: $354,100.00
  Interest Rate: 3.75%
  Maturity Date: May 09, 2050

Related Party Transactions

- **Name of Entity:** Matthew Fleck
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: At the end of 2019 and 2020 there were balances of $7,097 and $28,299 in credit balances owed to Company from CEO Matthew Fleck. These balances were due to both business and non-business transactions being charged on the same credit cards. The non-business transactions were paid by personal, non-company funds.
  Material Terms: Starting in 2021 all company transactions are charged on cards which are exclusive to company business.

Valuation

Pre-Money Valuation: $34,888,750.00

Valuation Details:

The primary driver behind Anonomatic's valuation is the valuation of our competitors. Each of the three companies below is offering a similar, technology-focused product to PII Vault with a similar focus on protecting Personal Identifiable Information.

The market is complex, dynamic and all competitors seek to solve customer problems which are often initiated by regulatory action by different international regulatory bodies. Anonomatic believes we are highly competitive against all of these competitors.

Key competitive differentiators include:

1. Many of these regulations apply only to identified data. When data is fully de-identified those regulations no longer apply to the data. Anonomatic enables the actions of organizations that want to take on data but allow those actions to be performed against anonymous data.

2. Anonomatic does not use technology we consider to be legacy and outdated. This includes Differential Privacy and Tokenization.

3. Anonomatic is focusing on enabling other software providers and service organizations to improve their product offerings by incorporating our PII Vault within their solutions. This enables us to reach their existing customer bases without our needing to have direct relationships with those end customers.

These competitors and the amounts they have raised (source crunchbase.com) are:

1. Gretel.ai: $67.7M - Series B

Gretel.ai primarily focuses on synthetic data. They provide tools by which developers may create realistic, but not real, data with which they can develop and test software development.

Anonomatic features include the ability to mask sensitive data, which is similar but not the same as generating synthetic data.

2. Tonic.ai: $45M - Series B

Tonic.ai also seems to be focused on the generating of synthetic data. They provide tools, and have partnerships geared towards software developers and assisting them in creating data that the developers may use to develop and test their software.

Anonomatic features include the ability to mask sensitive data, which is similar but not the same as generating synthetic data.

3. Skyflow: $70M - Series B

Skyflow provides an API to protect private data. They appear to have created industry-specific toolsets which target specific needs of certain business workflows. Their website states they use a variety of encryption and tokenization techniques to achieve these goals.

Anonomatic uses a new approach, distinctly different from those encryption techniques, to protect private data and to enable the use of the fact data those private details identify.

To the best of our knowledge, none of these companies have a major large-scale customer success story, such as the Data Xchange.

Regarding the valuation of these companies, there is no publically information on pre or post-money valuations of these competitors. Assumptions have been made as to expected valuations. Those assumptions are based on an expectation of B Round funding being approximately 20% of pre-money valuation. Based on these assumptions, each company valuation is in the range of $300M, but this expectation and the overall assumption are only assumptions and should be considered as such.

The pre-money valuation has been calculated on a fully diluted basis. The Company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.37 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  96.5%
  We will use 96.5% of the funds for marketing and sales materials as well ad space in traditional and digital marketing programs.

If we raise the over allotment amount of $1,069,999.26, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  20.0%
  We intend to use approximately 20% of the funds for marketing and sales materials as well ad space in traditional and digital marketing programs. Additionally, some of these marketing funds will be used to fund our presence at industry trade shows and conferences.

- *Research & Development*
  20.0%
  We intend to use approximately 20% of the funds raised for further development of our products and services. Funds will be used for in-house and contract development resources, cloud services and other software development expenses.

- *Company Employment*
  20.0%
  We intend to use approximately 20% of the funds to hire key personnel for daily operations, including the following roles: Sales and Marketing, Customer Support and Partner Managers but excluding Development. Wages to be commensurate with training, experience and position.

- *Operations*
  10.0%
  We intend to use approximately 10% of the funds for operational expenses. These include expenses such as accounting software and services, legal services and other services and software products used to run the business.

- *Working Capital*
  26.5%
  We intend to reserve approximately 26.5% of the funds for working capital, unexpected expenses and flexibility to address new opportunities as they arise.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://anonomatic.com/ (https://anonomatic.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/anonomatic

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Anonomatic, Inc.

[See attached]

ANONOMATIC, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Anonomatic, Inc.
Pleasant Hill, California

We have reviewed the accompanying financial statements of Anonomatic, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

December 6, 2021

ANONOMATIC, INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2020		2019
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	368,874	$	-
Amount due from a related party		28,299		7,097
Prepaids and other current assets		800		-
Total current assets		**397,973**		**7,097**
Intangible assets		11,165		-
Total assets	**$**	**409,138**	**$**	**7,097**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Account payables	$	1,560	$	-
Credit Card		8,752		-
Current portion of loans and notes		22,698		-
Accrued interest		2,322		-
Total current liabilities		**35,331.99**		**-**
Promissory Notes and Loans		127,819		-
Revenue Sharing Agreement		300,000		-
Total liabilities		**463,151**		**-**
STOCKHOLDERS EQUITY				
Common Stock		-		-
Retained earnings/(Accumulated Deficit)		(54,013)		7,097
Total stockholders' equity		**(54,013)**		**7,097**
Total liabilities and stockholders' equity	**$**	**409,138**	**$**	**7,097**

See accompanying notes to financial statements.

ANONOMATIC, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
Net revenue	$	199,147	$	177,526
Cost of revenues		-		-
Gross profit		199,147		177,526
Operating expenses				
General and administrative		246,464		170,429
Total operating expenses		246,464		170,429
Operating income/(loss)		(47,317)		7,097
Interest expense		2,323		-
Other Loss/(Income)		(988)		-
Income/(Loss) before provision for income taxes		(48,651)		7,097
Provision/(Benefit) for income taxes		12,459		-
Net income/(Net Loss)	**$**	**(61,110)**	**$**	**7,097**

See accompanying notes to financial statements.

ANONOMATIC, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stocks Shares	Common Stocks Amount	earnings/ (Accumulated Deficit)	Total Shareholder Equity
Inception- March 22, 2019				
Issuance of common stocks	10,000	**$** -		**$** -
Net income/(loss)			7,097	7,097
Balance—December 31, 2019	10,000	-	$ 7,097	**$ 7,097**
Net income/(loss)			(61,110)	(61,110)
Balance—December 31, 2020	**10,000**	**$ -**	**$ (54,013)**	**$ (54,013)**

ANONOMATIC, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(61,110)	$	7,097
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Amortization of intangibles		65		-
Changes in operating assets and liabilities:				
Amount due from a related party		(21,202)		(7,097)
Prepaids and other current assets		(800)		-
Account payables		1,560		-
Credit Cards		8,752		-
acrrued intrerest		2,322		-
Net cash provided/(used) by operating activities		**(70,413)**		**-**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of intangible assets		(11,230)		-
Net cash provided/(used) in investing activities		**(11,230)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing on Promissory Notes and Loans		150,517		-
Borrowing on Revenue Sharing Agreements		300,000		-
Net cash provided/(used) by financing activities		**450,517**		**-**
Change in cash		368,874		-
Cash—beginning of year		-		-
Cash—end of year	**$**	**368,874**	**$**	**-**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	2,323	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Anonomatic, Inc. was incorporated on March 22, 2019 in the state of California, under the name Taveren, Inc. On November 19, 2020, the company changed the name into Anonomatic, Inc. The financial statements of Anonomatic, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Pleasant Hill, California.

Anonomatic, Inc. is in the business of developing and providing software in the Data Privacy space. Our initial product, PII Vault, is a Software as a Service offering which enables our clients to safely and easily comply with a large number of data privacy compliance obligations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents exceeded FDIC insured limits by $118,874 and $0, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years.

Other intangibles include trademark filing and related attorney fees. Trademark costs are indefinite lived.

Income Taxes

Anonomatic, Inc. is an S corporation for income tax purposes. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed tax returns from inception through 2018 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company follows the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606.

Revenue recognition, according to Topic 606, is determined using the following steps:

Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of PII Vault, software as service offering, to the final customers.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through December 6, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2020	2019
Prepaid State Taxes	800	-
Total Prepaids and other current assets	**$ 800**	**$ -**

4. INTANGIBLE ASSETS

As of December 31, 2020 and December 31, 2019, intangible asset consist of:

As of Year Ended December 31,	2020	2019
Patent	$ 9,280	$ -
Trademarks	1,950	-
Intangible assets, at cost	**11,230**	**-**
Accumulated amortization	(65)	-
Intangible assets, Net	**$ 11,165**	**$ -**

Amortization expense for trademarks and patents for the fiscal year ended December 31, 2020 was in the amount of $65.

Period	Amortization Expense
2021	$ (928)
2022	(928)
2023	(928)
2024	(928)
Thereafter	(7,453)
Total	**$ (11,165)**

5. CAPITALIZATION AND EQUITY TRANSACTIONS

The Company is authorized to issue 10,000 shares of common shares with no par value. As of December 31, 2020, and December 31, 2019, 10,000 shares have been issued and are outstanding.

6. DEBT

Promissory Notes & Loans

During 2020, the Company has entered into promissory loans agreements. The details of the Company's loans and the terms are as follows:

					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
PPP Loan	$ 27,917	1.00%	5/4/2020	5/4/2022	$ 23	$ 23	$ 18,611	$ 9,306	$ 27,917
SBA Loan	$ 122,600	3.75%	6/9/2020	6/9/2050	$ 2,299	$ 2,299	$ 4,087	$ 118,513	$ 122,600
Total					**$ 2,322**	**$ 2,322**	**$ 22,698**	**$ 127,819**	**$ 150,517**

The summary of the future maturities is as follows:

As of Year Ended December 31, 2020	
2021	$ 22,698
2022	13,256
2023	3,950
2024	3,950
2025	3,950
Thereafter	102,712
Total	**$ 150,517**

Revenue Sharing Agreement

During fiscal year 2020, the Company entered into the Revenue Sharing Agreements with Heller Living Trust in the amount of $100,000 and Troy Mounts in the amount of $200,000. Two investor shall be entitled to receive the annual payment from the company which shall be one of:

- If the Annual Revenue exceeds $50M the Investor will receive double (2X) their initial investment
- If the Annual Revenue exceeds $100M the Investor will receive quadruple (4x) their initial investment

"Company Annual Revenue" shall be defined as total revenue for the Company's respective fiscal year (which is August-July) calculated on a cash basis, excluding any revenue attributable to rebates or refunds. Revenue Sharing Agreements shall terminate upon the sale of all or substantially all of the Company or in the event of an initial public offering (IPO) of equity in the Company. Upon a sale or IPO the Investor shall be entitled to a portion of the proceeds of the sale or IPO equivalent to 1% of the proceeds for every $200,000 of the Investment Amount. As of December 31, 2020 December 31, 2019, the outstanding balance of this kind of financing is in the amount of $300,000 and $0, and entire amount is classified as the non-current portion.

7. RELATED PARTY

During 2019 and 2020, the company had transactions with the owner, Matthew Fleck, where a company expense was paid from a personal credit card or personal expenses were charged to the company. As of December 31, 2020 and December 31, 2019, the amount due from the owner amounted to $28,299 and $7,097, and it is classify under current assets.

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through December 6, 2021 the date the financial statements were available to be issued.

On March 31, 2021, the company entered into a PPP loan agreement in the amount of $27,827. The loan bears an interest rate of 1% and has maturity date set on March 31, 2026.

At its forming and until May 26, 2021 the only shareholder was Matthew Fleck who owned and controlled 100% of the shares. On May 26, 2021, 2,500 shares were reallocated to Neil Heller.

On July 1, 2021, the company issued a SAFE to Steven C. and Robin L. Hurwitz, TTEE fbo, Hurwitz Family Revocable Trust in the amount of $50,000. Valuation CAP is set to 20,000,000.

On July 30, 2021, SBA loan was increased from $122,600 to $354,100. Payment amount has been updated from $598.00 to $1,785.00. All other conditions remain unchanged.

The company is in the process of amending the Article of Corporation to increase the total number of common stocks from 10,000 to 50,000,000. The profit-sharing agreements will be retired in conjunction with the amending of Articles of Corporation.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Anonomatic

Enabling Data Privacy at Scale


anonomatic

Website · Menlo Park, CA · SOFTWARE & SERVICES

$0.00 raised

0 Investors	**$34.9M** Valuation
$1.13 Price per Share	**$339.00** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Let's face it, if you haven't had your identity stolen yet, it could just be a matter of time. People's lives are disrupted every day because organizations are failing in their duty to protect data. The reason this happens is simple: using data puts it at risk - until now. Anonomatic has built a simple, one-step, Software-as-a-Service solution which allows organizations around the world and in every industry to protect your personal data from being exposed.

Overview · Team · Terms · Updates · Comments · Follow

Reasons to Invest

- Leadership in the global data protection market is wide open. In 2020 the market was estimated to be worth $75B, and by 2026, it is expected to be at $181B!*
- Anonomatic PII Vault is available now and our current customers are using it to protect over 500,000,000 federally regulated data records.
- Our operating costs are low, our profit margins are high, and every organization who uses personal data is a potential client. To scale we need cash reserves.

*Market statistics provided by Global Industry Analysts (source)

Redefining the solution to data privacy


Compliance Made Easy
Leverage functional anonymized data without regulatory risk
store
anonymize
mask
mine
redact
share
CCPA
GDPR
HIPAA
PDPL

New data privacy laws are being enacted across the globe to combat the ever consistent threat of data breaches and ransomware. To limit liability, organizations are squeezed between needing to lock down their data to keep it safe and using their data to remain competitive.

One approach people try to take is to anonymize the data by removing all the Personal Identifiable Information (PII). This has had limited success historically, as once data has been anonymized, it loses almost all its functionality.


The first company to offer...
PII As A Service™
anonomatic

With our **PII-as-a-Service™**, Anonomatic is here to take on data privacy in a whole new way.

Anonomatic PII Vault software can **anonymize sensitive, identified data** so an individual's privacy is protected and an organization's risk is mitigated in the event of a data breach, while also ensuring that data can be used as if it still had all the identifying information, **losing none of its functionality**.

We believe **the only way to solve the problem of protecting PII at scale is through software**, and with the rapidly changing landscape, Anonomatic provides organizations across **every industry, sector, or country** the critical assurance that any data they store or share is safe and secure.

THE PROBLEM

Stymied Innovation and Inadequate Solutions

In 2005, there were just 157 data breaches in the US. In recent years, that number has spiked as high as 1,632, **exposing as many as 471 million records in a single year** (source). Such incidents are becoming a daily occurrence, and as the world goes increasingly digital, they will only become more frequent.

Large companies are not immune to these threats. In fact, the larger the company, the bigger the risk. Companies such as Microsoft, Facebook, and Zoom experienced major breaches in 2020, exposing hundreds of millions of customer and staff records (source).

With growing public awareness around data privacy, individuals have begun to take additional measures to try and protect their personal information. At the end of the day, an individual can only do so much - our Personal Identifiable Information (PII) is not only stored and managed by the organizations we patronize, but also by many we have never heard of.


In 2020...
3,950 Data Breaches
155 Million Records Exposed
PERSONAL DATA

(source / source)

In our opinion, **regulations have stymied innovation** and **companies struggle to implement adequate solutions**. So what if we redefined the solution?


Most privacy solutions only seek to deter and block unauthorized activity.
But what if there was nothing available to steal in the first place?

THE SOLUTION

Functional, Secure, Fully-Anonymized Data

Early on, we noticed that **nearly 100% of current data privacy regulations relate to identified data**—which means that if we could tackle this one problem, many of the data privacy issues would subsequently disappear.

After five years of R&D, we created **PII Vault**, a product which **anonymizes sensitive, identified data**, allowing it to be stored, used, and even shared with third parties **without including the actual PII**.



The PII Vault...
while simultaneously
Reduces risk by removing Personally Identifiable Information (PII)
Retaining the valuable data necessary for analytics & reporting

Our software uses our patent-pending innovations such as Pass-Through Anonymization to either fully redact, partially redact, or mask dangerous PII. This means information such as medical and financial data can be separated from personal data that includes any identifying details, **drastically reducing the time, cost, and regulatory risk** normally associated with current data privacy practices.



Current techniques yield "dumb" data: anonymized information that lacks the functional value of a fully identified data set.
Through a process called
Poly-Anonymization
the PII Vault enables users a complete view without the usual risk factors.

Anonomatic PII Vault stands in contrast to existing solutions that render anonymous data "dumb" - information only able to be leveraged for single-purpose uses and simple calculations. When data is anonymized using PII Vault, **the data remains "smart"** thanks to our Poly-Anonymization process, **meaning it retains its full value for analytics and reporting**. There's very little you can do with fully identified data that you can't do with data fully anonymized by PII Vault.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

SOCIAL SPOTS

(1) Invest in a software that is making it possible for data to never be leaked, lost, or stolen--ever again. Thanks to Anonomatic, a software company that automatically separates and protects private information from the data businesses need most. Help change the way we store and use data. Visit www.startengine.com/Anonomatic.

(2) Did you know by 2020, 44 zettabytes of data has been stored and sent? That’s 40 times more than stars in the observable universe. Invest in a company working to protect the data cosmos. Become an investor in Anonomatic, today. Visit www.startengine.com/Anonomatic. for more information.

(3) Invest in a company with a proven software that helps companies stop data leaks in its tracks. With costly ramifications of $180 per person compromised and ongoing costs for damages, this is a problem that must be solved in this technological age. Invest now at startengine.com/Anonomatic.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.